[redacted]

AB 2/27

8-28967

SECU 08026207 ISSION

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SEC Mail Processing Section
FEB 26 2008
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[redacted]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bentley-Lawrence Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 W. Big Beaver Road, Suite 850
(No. and Street)

Troy (City) Michigan (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard L. Coskey (248) 720-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) Michigan (State) 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard L. Coskey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bentley-Lawrence Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KATHLEEN A. HOFER
Notary Public, State of Michigan
County of Oakland
My Commission Expires Oct. 18, 2011
Acting in the County of ______

[Signature]
Signature

President
Title

[Signature: Kathleen A. Hofer]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENTLEY-LAWRENCE SECURITIES, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2007

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

BENTLEY-LAWRENCE SECURITIES, INC.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

Board of Directors and Stockholders
Bentley-Lawrence Securities, Inc.

In planning and performing our audit of the financial statements of Bentley-Lawrence Securities, Inc. for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management on February 12, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William I. Mindlost & Co. P.C.

February 12, 2008

BENTLEY-LAWRENCE SECURITIES, INC.

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITOR'S REPORT	1
BALANCE SHEETS	2
STATEMENTS OF STOCKHOLDERS' EQUITY	3
STATEMENTS OF INCOME	4
STATEMENTS OF CASH FLOWS	5-6
NOTES TO FINANCIAL STATEMENTS	7-8
SUPPORTING SCHEDULES:	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	9-10
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3	11

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Bentley-Lawrence Securities, Inc.

We have audited the accompanying balance sheets of Bentley-Lawrence Securities, Inc. as of December 31, 2007 and 2006 and the related statements of stockholders' equity, income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bentley-Lawrence Securities, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 12, 2008

BENTLEY-LAWRENCE SECURITIES, INC.
BALANCE SHEETS
December 31, 2007 And 2006

ASSETS

	2007	2006
Cash	$205,480	$216,699
Securities owned:		
Money market funds	93,105	61,972
Other, at market	14,847	9,237
Accounts receivable:		
Brokers, dealers and clearing organization	9,635	43,691
Salesmen and other	28,810	3,256
Deposit – clearing organization	25,000	25,000
Prepaid expenses	10,324	11,300
Equipment, net of accumulated depreciation of $50,407 and $49,090	783	2,100
	$387,984	$373,255

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Accounts payable:		
Commissions due sales representatives	$ 46,141	$ 26,912
Accrued expenses	14,963	36,059
Total liabilities	61,104	62,971
Stockholders' equity:		
Common stock, par value $1.00 per share:		
Class A voting, 100,000 shares authorized; 52,671 shares issued	52,671	52,671
Class B non-voting, 500,000 shares authorized; 20,000 shares issued	20,000	20,000
Capital in excess of par value	140,574	140,574
Retained earnings	113,635	97,039
Net stockholders' equity	326,880	310,284
	$387,984	$373,255

See accompanying notes.

BENTLEY-LAWRENCE SECURITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2007 And 2006

	Common Stock				
	Class A Voting	Class B Non-Voting	Capital In Excess Of Par Value	Retained Earnings	Net Stockholders' Equity
Balance, December 31, 2005	$ 52,671	$ 20,000	$140,574	$ 22,997	$ 236,242
Net Income For The Year Ended December 31, 2006	-	-	-	74,042	74,042
Balance, December 31, 2006	52,671	20,000	140,574	97,039	310,284
Net Income For The Year Ended December 31, 2007	-	-	-	16,596	16,596
Balance, December 31, 2007	$ 52,671	$ 20,000	$ 140,574	$ 113,635	$ 326,880

See accompanying notes.

BENTLEY-LAWRENCE SECURITIES, INC.
STATEMENTS OF INCOME
For The Years Ended December 31, 2007 And 2006

	2007	2006
Income:		
Commissions and fees	$2,246,763	$2,502,841
Net gains (losses) on security transactions	2,987	(4,245)
Interest	8,375	6,775
Total income	2,258,125	2,505,371
Commissions and clearing charges:		
Commissions paid	1,620,974	1,809,541
Trading and clearing charges	127,571	164,760
Total commissions and clearing charges	1,748,545	1,974,301
Gross profit from operations	509,580	531,070
Selling, general and administrative expenses	484,737	455,262
Income before provision for taxes	24,843	75,808
Provision for taxes:		
Federal income tax (Note 1)	-	-
Single Business tax	8,247	1,766
Total provision for taxes	8,247	1,766
Net income	$ 16,596	$ 74,042

See accompanying notes.

BENTLEY-LAWRENCE SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2007 And 2006

	2007	2006
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Fees and commissions received	$ 2,280,819	$ 2,511,702
Security losses	(2,623)	(4,245)
Interest received	8,375	6,775
Commissions paid	(1,627,299)	(1,804,792)
Trading and clearing charges	(127,571)	(164,760)
Other selling, general and administrative expenses paid	(503,540)	(431,366)
Federal and State taxes paid	(8,247)	(1,966)
Net cash provided by operating activities	19,914	111,348
Cash flows from investing activities:		
Purchase of securities owned	-	(5,937)
Net cash used by investing activities	-	(5,937)
Net increase in cash and cash equivalents	19,914	105,411
Cash and cash equivalents at beginning of year	278,671	173,260
Cash and cash equivalents at end of year	$ 298,585	$ 278,671

See accompanying notes.

BENTLEY-LAWRENCE SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2007 And 2006
(Continued)

	2007	2006
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 16,596	$ 74,042
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,317	1,317
Gain on investments	(5,610)	-
(Increase) decrease in:		
Accounts receivable	8,502	7,983
Prepaid expenses	976	(414)
Increase (decrease) in:		
Accounts payable	19,229	5,627
Accrued expenses	(21,096)	22,993
Michigan single business taxes payable	-	(200)
Total adjustments	3,318	37,306
Net cash provided by operating activities	$ 19,914	$ 111,348

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers money market funds as cash equivalents.

See accompanying notes.

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bentley-Lawrence Securities, Inc., was incorporated in the State of Michigan in 1987 and operates as a securities broker dealer.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Securities Owned

Securities owned are valued at market and unrealized gains and losses are reflected in income.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Equipment

Equipment is recorded at cost and depreciated over the estimated useful lives of the assets on the straight-line, declining balance and accelerated and modified accelerated cost recovery system methods.

Income Taxes

Federal income taxes in the amount of approximately $3,300 for the year ended December 31, 2007 were offset by available net operating loss carryforward from prior years.

The Company has available a net operating loss carryforward of approximately $14,000 to offset against future taxable income.

Note 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2007, the Company's net capital was $282,842 and its required net capital was $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.22 to 1.

Note 3 – EMPLOYEE BENEFIT PLAN

The Company maintains a Simplified Employee Pension Plan (SEP) for all eligible employees. The Company's contribution to the Plan, as determined by the Board of Directors is discretionary but may not exceed 25% of the annual aggregate compensation (as defined) paid participating employees. The contribution to the Plan for the years ended December 31, 2007 and 2006 amounted to $0 and $10,000 respectively.

Note 4 – LEASE COMMITMENTS

The Company leases under operating leases its facilities and various items of equipment. Minimum lease payments on leases outstanding at December 31, 2007 are as follows:

Year Ended December 31,	Operating Facilities	Equipment	Total
2008	89,000	3,000	92,000
2009	91,000	3,000	94,000
2010	93,000	3,000	96,000
2011	86,000	2,000	88,000

For the years ended December 31, 2007 and 2006, the total lease expense pursuant to operating leases amounted to $75,878 and $68,490 respectively, and is included in selling, general, and administrative expense in the attached Statement of Income.

SUPPORTING SCHEDULES

BENTLEY-LAWRENCE SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

1. Total ownership equity	$326,880
2. Deduct ownership equity not allowable for net capital	-
3. Total ownership equity qualified for net capital	326,880
4. Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits	-
5. Total capital and allowable subordinated liabilities	326,880
6. Deduction and/or charges:	
A. Total non-allowable assets from Statement of Financial Condition	39,949
7. Other additions and/or allowable credits	-
8. Net capital before haircuts on securities positions	286,931
9. Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	4,089
10. Net capital	282,842
13. Net capital requirement	50,000
14. Excess net capital	$ 232,842

BENTLEY-LAWRENCE SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from balance sheet	$61,104
19. Total aggregate indebtedness	$61,104
20. Percentage of aggregate indebtedness to net capital	21.60%

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Bentley-Lawrence Securities, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

BENTLEY-LAWRENCE SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2007

Bentley-Lawrence Securities, Inc., is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

END